Filed Pursuant to Rule 433
Registration No. 333-223208
June 28, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018
Equity Index Underlying Supplement dated February 26, 2018, and
ETF Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

# Buffered Accelerated Market Participation Securities™

**Linked to:**

**S&P 500® Index│Russell 2000® Index│EURO STOXX 50® Index│iShares® MSCI Emerging Markets ETF**

► 200% (2x) exposure to any positive return on the relevant reference asset, subject to a maximum return

► Protection from 10% of any losses of the relevant reference asset

► Approximate 2 year Maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

**HSBC Buffered AMP Video**

The Buffered Accelerated Market Participation Securities™ ("Buffered AMPS™" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this document.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and either page S-1 of the accompanying Equity Index Underlying Supplement or page S-1 of the accompanying ETF Underlying Supplement, as applicable.**

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $960 and $994.50 per security, for each of the securities, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security / Total linked to the SPX | $1,000/ | | |
| Per security / Total linked to the RTY | $1,000/ | | |
| Per security / Total linked to the SX5E | $1,000/ | | |
| Per security / Total linked to the EEM | $1,000/ | | |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.55% and referral fees of up to 0.80% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 0.80% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this document.

| The Securities: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |

**HSBC** ◆

This document relates to four separate offerings of Buffered AMPS™ by HSBC USA Inc., each linked to the performance of a different Reference Asset as indicated below.

| Reference Asset | Market Exposure | Ticker | Maximum Cap[1] | CUSIP |
|---|---|---|---|---|
| S&P 500® Index | Large-cap US Equities | SPX | At least 17.25% | 40435URQ9/ US40435URQ93 |
| Russell 2000® Index | Small-cap US Equities | RTY | At least 19.00% | 40435URR7/ US40435URR76 |
| EURO STOXX 50® Index | European blue-chip equities | SX5E | At least 43.30% | 40435URS5/ US40435URS59 |
| iShares® MSCI Emerging Markets ETF | Global emerging markets equities | EEM | At least 22.10% | 40435URT3/ US40435URT33 |

[1] Expected range. The actual Maximum Cap with respect to each offering will be determined on the Pricing Date.

## Indicative Terms[*]

| | |
|---|---|
| **Principal Amount** | $1,000 per security |
| **Term** | Approximately 2 years |
| **Upside Participation Rate** | 200% (2x) exposure to any positive Reference Return, subject to the relevant Maximum Cap |
| **Buffer Value** | With respect to each offering, -10% |
| **Payment at Maturity per Security** | **If the relevant Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value:** $1,000 (zero return). **If the relevant Reference Return is less than the relevant Buffer Value:** $1,000 + ($1,000 × (Reference Return + 10%)). For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Buffer Value, you will lose some or a significant portion (up to 90%) of your investment. |
| **Reference Return** | Final Value – Initial Value / Initial Value |
| **Initial Value** | See page FWP-4 |
| **Final Value** | See page FWP-4 |
| **Pricing Date** | July 31, 2019 |
| **Trade Date** | July 31, 2019 |
| **Original Issue Date** | August 5, 2019 |
| **Final Valuation Date** | August 2, 2021 |
| **Maturity Date** | August 5, 2021 |

\* As more fully described on page FWP-4

## The Securities

HSBC Buffered Accelerated Market Participation Securities™ (Buffered AMPS™) offer investors an enhanced upside exposure to the upside return of the referenced indices, while providing a pre-defined level of downside buffered protection at maturity.

For investors who seek exposure to the Reference Asset and who believe the Reference Asset will appreciate over the term of the Buffered AMPS™, the Buffered AMPS™ provide an opportunity for accelerated returns (subject to a Maximum Cap). If the Reference Return is below the Buffer Value, then the Buffered AMPS™ are subject to 1:1 exposure to any potential decline of the relevant Reference Asset beyond -10%.

If the relevant Reference Asset appreciates over the term of the securities, you will realize 200% (2x) of the relevant Reference Asset appreciation up to the relevant Maximum Cap. If the relevant Reference Asset declines, you will lose 1% of your investment for every 1% decline in the relevant Reference Asset beyond the -10% Buffer Value.



## Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 200% (2x) Upside Participation Rate and the Buffer Value of -10%, and assuming a 17.25% Maximum Cap. The actual Maximum Cap with respect to your Buffered AMPS™ will be determined on the Pricing Date.

| Reference Return | Participation in Reference Return | Buffered AMPS™ |
|---|---|---|
| 30.000%<br>8.625% | 2.00x upside exposure, subject to Maximum Cap | 17.25%<br>17.25% |
| 7.000%<br>2.000% | 2.00x  upside exposure | 14.00%<br>4.00% |
| -5.000%<br>-10.000% | Buffer Value of -10% | 0.00%<br>0.00% |
| -20.000%<br>-40.000% | 1x Loss beyond Buffer Value | -10.00%<br>-30.00% |

## Information about each Reference Asset



The S&P 500® Index is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.



The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The EURO STOXX 50® Index is composed of 50 stocks from the Eurozone portion of the STOXX Europe 600 Supersector indices.





iShares® MSCI Emerging Markets ETF tracks the performance of an index composed of emerging market stocks that can predominantly be classified as large and mid-cap.

The graphs above illustrate the performance of the Reference Assets from June 25, 2009 through June 25, 2019. For further information on each Reference Asset, please see "Information Relating to the Securities Linked to the S&P 500® Index," "Information Relating to the Securities Linked to the Russell 2000® Index," "Information Relating to the Securities Linked to the EURO STOXX 50® Index," or "Information Relating to the Securities Linked to the iShares® MSCI Emerging Markets ETF," as applicable, on page FWP-15, FWP-16, FWP-17, or FWP-18, as applicable, and "The S&P 500® Index," "The Russell 2000® Index," "The EURO STOXX 50® Index" "or "The iShares® MSCI Emerging Markets ETF," as applicable, in the accompanying Equity Index Underlying Supplement or ETF Underlying Supplement, as applicable. We have derived all disclosure regarding the Reference Assets from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Assets.

# HSBC USA Inc.
## Buffered Accelerated Market Participation Securities™ (Buffered AMPS™)



**Linked to:**

**S&P 500® Index│Russell 2000® Index│EURO STOXX 50® Index│iShares® MSCI Emerging Markets ETF**

This document relates to four offerings of Buffered Accelerated Market Participation Securities™. Each of the four securities will have the respective terms described in this document and the accompanying prospectus supplement, prospectus and relevant underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or relevant underlying supplement, the terms described in this document shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is less than the Buffer Value, lose up to 90% of your principal.**

**This document relates to multiple offerings of securities, each linked to the performance of a specific index or index fund (each a "Reference Asset"). Each of the four securities will have the Maximum Cap indicated in the table below. The performance of each of the four securities does not depend on the performance of any of the other securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset, as described below. The following key terms relate to the offerings of securities:**

| Reference Asset | | | | |
|---|---|---|---|---|
| **Issuer:** | HSBC USA Inc. | | | |
| **Principal Amount:** | $1,000 per security | | | |
| **Reference Asset:** | The relevant underlying index or index fund, as indicated below | | | |

| Reference Asset | Ticker | Upside Participation Rate | Maximum Cap[1] | CUSIP/ISIN |
|---|---|---|---|---|
| S&P 500® Index | SPX | 200% | At least 17.25% | 40435URQ9/ US40435URQ93 |
| Russell 2000® Index | RTY | 200% | At least 19.00% | 40435URR7/ US40435URR76 |
| EURO STOXX 50® Index | SX5E | 200% | At least 43.30% | 40435URS5/ US40435URS59 |
| iShares® MSCI Emerging Markets ETF | EEM | 200% | At least 22.10% | 40435URT3/ US40435URT33 |

[1] Expected with respect to each offering of securities. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

| | |
|---|---|
| **Trade Date:** | July 31, 2019 |
| **Pricing Date:** | July 31, 2019 |
| **Original Issue Date:** | August 5, 2019 |
| **Final Valuation Date:** | August 2, 2021 subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the relevant accompanying Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, and expected to be August 5, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the relevant accompanying Underlying Supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Reference Return:** | With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Final Settlement Value:** | *If the relevant Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). *If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value*, you will receive $1,000 per $1,000 Principal Amount (zero return). *If the relevant Reference Return is less than the Buffer Value*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × (Reference Return + 10%)). Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Value, you will lose some or a significant portion (up to 90%) of your investment.** |
| **Buffer Value:** | With respect to each offering, -10% |
| **Initial Value:** | The Official Closing Value of the relevant Reference Asset on the Pricing Date. |
| **Final Value:** | The Official Closing Value of the relevant Reference Asset on the Final Valuation Date. |

| | |
|---|---|
| **Official Closing Value:** | The Official Closing Price or the Official Closing Level of the relevant Reference Asset, as applicable. |
| **Form of Securities:** | Book-Entry |
| **Listing:** | The securities will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.*

## GENERAL

This document relates to separate offerings of securities, each linked to a different Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each offering of securities relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and either the Equity Index Underlying Supplement dated February 26, 2018 (for securities linked to the SPX, the RTY, or the SX5E) or the ETF Underlying Supplement dated February 26, 2018 (for securities linked to the EEM), as applicable. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or relevant underlying supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the prospectus supplement and either page S-1 of the Equity Index Underlying Supplement or page S-1 of the ETF Underlying Supplement, as applicable, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplements) with the SEC for the offerings to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and relevant underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and relevant underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

*For securities linked to the SPX, the RTY, or the SX5E:*

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

*For securities linked to the EEM:*

▸ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

We are using this document to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the relevant Reference Return is greater than zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
    (b) $1,000 + ($1,000 × Maximum Cap).

**If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value,** you will receive $1,000 per $1,000 Principal Amount (zero return).

**If the relevant Reference Return is less than the Buffer Value,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

    $1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value.  For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC.  **You should be aware that if the relevant Reference Return is less than the Buffer Value, you will lose some or a significant portion (up to 90%) of your investment.**

### Interest

The securities will not pay interest.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

### Reference Sponsor and Reference Issuer

S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor for the securities linked to the SPX. FTSE Russell is the reference sponsor for the securities linked to the RTY. STOXX Limited is the reference sponsor for the securities linked to the SX5E. iShares, Inc. is the reference issuer for the securities linked to the EEM.

**INVESTOR SUITABILITY**

**The securities may be suitable for you if:**

▶ You seek an investment with an enhanced return linked to the potential positive performance of the relevant Reference Asset and you believe the value of such Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10%.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks included in the relevant Reference Asset or the Reference Asset itself, as applicable.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

**The securities may not be suitable for you if:**

▶ You believe the relevant Reference Return will be negative on the Final Valuation Date or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks included in the relevant Reference Asset or the Reference Asset itself, as applicable.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and either page S-1 of the Equity Index Underlying Supplement or page S-1 of the ETF Underlying Supplement, as applicable. Investing in the securities is not equivalent to investing directly in any of the stocks included in or held by the relevant Reference Asset, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus supplement, prospectus and relevant underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and relevant underlying supplement including the explanation of risks relating to the securities described in the following sections:

▸   "— Risks Relating to All Note Issuances" in the prospectus supplement;

*If your securities are linked to the SPX, RTY or SX5E:*

▸   "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

*If your securities are linked to the SX5E:*

▸   "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▸   "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement;

*If your securities are linked to the EEM:*

▸   "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸   "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▸   "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the securities may result in a loss.**
You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Value of -10%. Accordingly, if the relevant Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose up to 90% of your investment at maturity if the relevant Reference Return is less than the Buffer Value.

**The appreciation on the securities is limited by the relevant Maximum Cap.**
You will not participate in any appreciation in the value of the relevant Reference Asset (as multiplied by the Upside Participation Rate) beyond the relevant Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will be at least 17.25% with respect to the securities linked to the SPX, at least 19.00% with respect to the securities linked to the RTY, at least 43.30% with respect to the securities linked to the SX5E, and at least 22.10% with respect to the securities linked to the EEM. You will not receive a return on the securities greater than the relevant Maximum Cap.

**Credit risk of HSBC USA Inc.**
The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

**The securities will not bear interest.**

As a holder of the securities, you will not receive interest payments.

**Changes that affect the relevant Reference Asset will affect the market value of the securities and the amount you will receive at maturity.**

The policies of the reference sponsor or reference issuer of the relevant Reference Asset concerning additions, deletions and substitutions of the constituents included in such Reference Asset and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Reference Asset may affect the value of such Reference Asset. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Reference Asset could also affect the value of such Reference Asset. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Reference Asset. Any such actions could affect the value of the securities.

**The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.**

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

**The price of your securities in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

**If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at

any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

**The securities lack liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**The amount payable on the securities is not linked to the value of relevant Reference Asset at any time other than on the Final Valuation Date.**

The Final Value will be based on the Official Closing Value of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events.  Even if the value of the Reference Asset increases prior to the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Initial Value, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease.  Although the actual value of the Reference Asset on the stated Maturity Date or at other times during the term of the securities may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Value of the Reference Asset on the Final Valuation Date.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Small-capitalization risk.**

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

**Risks associated with non-U.S. companies.**

The values of the SX5E and the EEM depend upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E or the EEM and, as a result, the value of the relevant securities.

**The securities will not be adjusted for changes in exchange rates.**

Although the equity securities that are included in the SX5E or that are held by the EEM are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the SX5E or the EEM and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

**Risks associated with emerging markets.**

An investment in the securities linked to the EEM will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the relevant Reference Asset relative to its Initial Value.  We cannot predict the Final Value of the relevant Reference Asset.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset to which your securities are linked or the return on your securities.  With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below.  The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000.  The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals.  The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Upside Participation Rate: 200%

▸ Buffer Level: -10%

▸ Hypothetical Maximum Cap: 17.25%*

*The actual Maximum Cap for each offering of securities will be determined on the Pricing Date and with respect to the securities linked to the SPX will be at least 17.25%, with respect to the securities linked to the RTY will be at least 19.00%, with respect to the securities linked to the SX5E will be at least 43.30% and with respect to the securities linked to the EEM will be at least 22.10%).

| Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Securities |
|---|---|---|
| 100.000% | $1,172.50 | 17.25% |
| 80.000% | $1,172.50 | 17.25% |
| 60.000% | $1,172.50 | 17.25% |
| 40.000% | $1,172.50 | 17.25% |
| 30.000% | $1,172.50 | 17.25% |
| 20.000% | $1,172.50 | 17.25% |
| 15.000% | $1,172.50 | 17.25% |
| **8.625%** | **$1,172.50** | **17.25%** |
| 5.000% | $1,100.00 | 10.00% |
| 2.000% | $1,040.00 | 4.00% |
| 1.000% | $1,020.00 | 2.00% |
| **0.000%** | **$1,000.00** | **0.00%** |
| -1.000% | $1,000.00 | 0.00% |
| -2.000% | $1,000.00 | 0.00% |
| -5.000% | $1,000.00 | 0.00% |
| -7.000% | $1,000.00 | 0.00% |
| **-10.000%** | **$1,000.00** | **0.00%** |
| -20.000% | $900.00 | -10.00% |
| -30.000% | $800.00 | -20.00% |
| -40.000% | $700.00 | -30.00% |
| -50.000% | $600.00 | -40.00% |
| -80.000% | $300.00 | -70.00% |
| -100.000% | $100.00 | -90.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The relevant Reference Return is 5.00%**

| | |
|---|---|
| Reference Return: | 5.00% |
| **Final Settlement Value:** | **$1,100.00** |

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 200%)

= $1,100.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does <u>not</u> exceed the hypothetical Maximum Cap.

**Example 2: The relevant Reference Return is 20.00%**

| | |
|---|---|
| Reference Return: | 20.00% |
| **Final Settlement Value:** | **$1,172.50** |

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,172.50 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 17.25%)

= $1,172.50

Example 2 shows that you will receive the return of your principal investment plus a return equal to the hypothetical Maximum Cap when the relevant Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the hypothetical Maximum Cap.

**Example 3: The relevant Reference Return is -5.00%**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the relevant Reference Return is less than zero but greater than the Buffer Value of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 3 shows that you will receive the return of your principal investment where the value of the relevant Reference Asset declines by no more than 10% over the term of the securities.

**Example 4: The relevant Reference Return is -40.00%**

| | |
|---|---|
| Reference Return: | -40.00% |
| **Final Settlement Value:** | **$700.00** |

Because the relevant Reference Return is less than the Buffer Value of -10%, the Final Settlement Value would be $700.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 10%)]

= $1,000 + [$1,000 × (-40.00% + 10%)]

= $700.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Value of -10%. **You will lose some or a significant portion (up to 90%) of your investment**.

# INFORMATION RELATING TO THE SECURITIES LINKED TO THE S&P 500® INDEX

*The disclosure relating to the SPX contained below relates only to the offering of securities linked to the SPX.*

## Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of May 31, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

***For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.***

## Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from June 25, 2009 through June 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPX on the Final Valuation Date.

# INFORMATION RELATING TO THE SECURITIES LINKED TO THE RUSSELL 2000® INDEX

*The disclosure relating to the RTY contained below relates only to the offering of securities linked to the RTY.*

**Description of the RTY**

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of May 31, 2019 were: Financial Services, Health Care, Consumer Discretionary, Producer Durables and Technology.

***For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.***

**Historical Performance of the RTY**

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from June 25, 2009 through June 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

## INFORMATION RELATING TO THE SECURITIES LINKED TO THE EURO STOXX 50® INDEX

*The disclosure relating to the SX5E contained below relates only to the offering of securities linked to the SX5E.*

**Description of the SX5E**

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

***For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.***

**Historical Performance of the SX5E**

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from June 25, 2009 through June 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SX5E on the Final Valuation Date.

## INFORMATION RELATING TO THE SECURITIES LINKED TO THE ISHARES® MSCI EMERGING MARKETS ETF

*The disclosure relating to the EEM contained below relates only to the offering of securities linked to the EEM.*

**Description of the EEM**

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of May 31, 2019, the MSCI Emerging Markets Index consisted of the following 26 component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. The shares of the EEM are listed and trade on the NYSE Arca under the ticker symbol "EEM."

*For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" beginning on page S-26 of the accompanying ETF Underlying Supplement.*

The graph below illustrates the daily performance of the EEM from June 25, 2009 through June 25, 2019 based on information from the Bloomberg Professional® service. **The historical levels of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EEM on the Final Valuation Date.**



## EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this document. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.55% and referral fees of up to 0.80% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 0.80% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the inside cover of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM (the "Underlying Shares")). Under the

"constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities linked to the Underlying Shares will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security linked to the Underlying Shares will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the Underlying Shares will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of a security linked to the Underlying Shares after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the relevant Reference Asset or any of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the relevant Reference Asset or one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the relevant Reference Asset and the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if the relevant Reference Asset or one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the relevant Reference Asset or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the relevant Reference Asset or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

# TABLE OF CONTENTS

# HSBC USA Inc.

**$ Buffered Accelerated Market Participation Securities™ Linked to the S&P 500® Index**

**$ Buffered Accelerated Market Participation Securities™ Linked to the Russell 2000® Index**

**$ Buffered Accelerated Market Participation Securities™ Linked to the EURO STOXX 50® Index**

**$ Buffered Accelerated Market Participation Securities™ Linked to the iShares® MSCI Emerging Markets ETF**

**June 28, 2019**

**Free Writing Prospectus**